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                    April 23, 2024

       Quinn P. Fanning
       Chief Financial Officer
       Expro Group Holdings N.V.
       1311 Broadfield Boulevard
       Suite 400
       Houston, TX 77084

                                                        Re: Expro Group
Holdings N.V.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-36053

       Dear Quinn P. Fanning:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation